AMERICAN CONSUMERS, INC. NET LOSS PER COMMON SHARE EXHIBIT 11

THIRTEEN WEEKS ENDED	TWENTY-SIX WEEKS ENDED

November 27,	November 28,	November 27,	November 28,
2010	2009	2010	2009

Net loss for computing
loss per common share	$(218,637)	$(188,144)	$(383,733)	$(204,972)

Weighted average number of common shares
outstanding during each period	749,475	759,886	749,475	764,053

Net loss per common share	$(0.292)	$(0.248)	$(0.512)	$(0.268)